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                        May 20, 2024

       Michael Tardugno
       Executive Chairman of the Board
       Imunon, Inc.
       997 Lenox Drive, Suite 100
       Lawrenceville, New Jersey 08648

                                                        Re: Imunon, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2024
                                                            File No. 333-279425

       Dear Michael Tardugno:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Megan Gates